UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of the Company (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Information Contained in this Form 6-K Report

On November 9, 2022, Cazoo Group Ltd (the “Company”) announced that it has entered into agreements with holders (“Noteholders”) of 96% of its $630 million of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) pursuant to which such Noteholders have agreed to extend their original lock-up period, which was agreed to at the time of issuance of the Convertible Notes, from November 6, 2022 to September 30, 2023. The Company has granted the Noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

The foregoing description of the letter agreements is qualified in its entirety by reference to the Form of Letter Agreement attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Form of Letter Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: November 10, 2022	By:	/s/ Alex Chesterman
Alex Chesterman
Chief Executive Officer

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